

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via E-mail
Susan R. McFarland
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

> **Re:** **Federal National Mortgage Association**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 10-Q for Quarterly Period Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 001-34140**

Dear Ms. McFarland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. Tell us why you have not filed an Item 1.01 Form 8-K reporting your August 2011 purchase of mortgage servicing rights from Bank of America or otherwise disclosed the transaction.

Form 10-K for Fiscal Year Ended December 31, 2010

2. Please revise the cover page in future filings to reference the correct Commission file number 001-34140.

Item 1. Business

Pursuing Contractual Remedies, page 16

3.   Please revise future filings to disclose the amount and percentage of repurchase demands that result in repurchases.

Home Price Declines, page 20

4.   We note you use an internal price index to calculate an estimate of home price declines and that the method used for the index is different from the S&P/Case-Shiller index. You state the differences in your index are due to the fact that you weight expectations by number of properties in order to reduce the effect higher priced homes have on the overall result and you exclude sales of foreclosed homes because you believe that the forced nature of the sales market is less representative of market values. Also, we note that the prolonged decline in home prices have impacted your provision and allowance for credit losses. Please address the following:

  - Explain why you exclude sales of foreclosed homes in your index considering you hold and sell a large portfolio of foreclosed homes and it was noted by the Federal Reserve Open Market Committee that foreclosed homes will contribute to further declines in home prices. For example, you disclose on page 16 that during 2010 you increased your acquisition of foreclosed single-family properties by 80% and your disposition of foreclosed properties also increased by 51% when compared to 2009.

  - We note from your disclosure on page 95 that your provision for credit losses, level of delinquencies and defaults, and total loss reserves are affected by declines in home prices and that your impairment model for TDRs takes into consideration forward looking assumptions like home price declines, which drives the allowance for individually impaired loans to be greater than the allowance that would be calculated under the collective reserve. Please tell us if you use your internal price index in your determination of mark-to-market LTV ratios, the impairment model for TDRs and other individually impaired loans, the collective reserve, and your valuation of mortgage securities. If so, tell us whether there would be a material difference in your allowance and provision for credit losses if you used the Case-Shiller index, or some other index that incorporated foreclosure sales into the valuation.

Features of Our MBS Trusts, page 22

5.   We note your disclosure here that you established a new multifamily master trust agreement for multifamily MBS trusts formed on or after October 1, 2010. Also, you state that this new agreement provides greater flexibility in certain servicing

activities related to multifamily mortgage loans held in the MBS trust. Please describe and revise future filings to disclose the key changes made to the servicing activities in the master trust agreement and the impact these changes could have on your financial position and results of operations going forward.

REO Management and Lender Repurchase Evaluations, page 27

6.   We note your disclosure here that you continue to seek non-traditional ways to sell properties including bulk sales or public auctions. Please tell us how you determine the fair value less cost to sell of properties that you expect to sell through bulk or auction sales and whether you have experienced a significant difference in gains or losses from sales between these selling methods and others you use. Also, disclose the geographical areas you expanded these sales methods to and if you intend to utilize these methods in other areas in the future.

Energy Loan Tax Assessment Legislation, page 39

7.   We note your disclosure that the Property Assessed Clean Energy, PACE, programs create the equivalent of a tax lien, which gives the lender of the energy efficient loan the priority over all other liens on the property including previously recorded first lien mortgage loans. Also, we note that you released a directive to your seller-servicers to reinforce your requirement that mortgages sold to you must be and remain in the first-lien position. Please address the following:

- Tell us whether you are able to track the loans within your portfolio that have PACE assessments on the property. If so, tell us and revise to disclose in future filings the amount of the loans impacted by PACE assessments and disclose any significant state concentrations.

- Tell us if you have purchased loans since July 6, 2010 where the property had an outstanding PACE obligation.

- Tell us whether the default and delinquency statistics show a different trend for loans where the underlying properties had a PACE assessment.

8.   In future filings please provide a more detailed description of the significant safety and soundness concerns presented by certain PACE programs and the steps you have taken to address these concerns. Also provide updates on the status of these programs. We note the "number of lawsuits" you are subject to relating to PACE programs are not addressed in "Item 3 – Legal Proceedings." Please tell us why.

Item 1A. Risk Factors

We expect FHFA to request additional funds from Treasury on our behalf…, page 53

9.   Please revise future filings to quantify the quarterly commitment fee or disclose
        how the fee will be determined.

Deterioration in the credit quality of…, page 60

10.   In this risk factor, you indicate that "a number of [your] mortgage insurers
        publicly disclosed that they have exceeded or might exceed the state-imposed
        risk-to-capital limits under which they operate…" You also indicate that "a
        number of [your] mortgage insurers have received waivers from their regulators
        regarding state-imposed risk-to-capital limits." We note from your disclosure on
        page 174 that at December 31, 2010, 99% of your total mortgage insurance
        coverage on single-family loans was provided by eight mortgage insurers. In
        future filings, please revise to disclose the number of your insurers that have
        exceeded, the number that disclosed that they might exceed, and the number that
        have received waivers from the state-imposed risk-to-capital limits. Quantify the
        amount and percentage of your insurance coverage those insurers provide.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Estimates, page 76

Other-Than-Temporary Impairment of Investment Securities, page 79

11.   We note you switched from using an internally developed model to a third-party
        model to project cash flow estimates on your private-label securities. Also, we
        note that you rely on expected future cash flow projections to determine if you
        will recover the amortized cost basis of your available-for-sale securities and that
        the change in model resulted in more favorable cash flow estimates as of
        December 31, 2010. Please address the following:

        •   Tell us whether this change in model was only for your private-label securities
            or for *all* available-for-sale securities that impairment is analyzed based on
            expected future cash flow projections.

        •   Tell us whether the assumptions and inputs used in the third-party model are
            different from those used in your internal model. Your response should
            address assumptions and inputs like projected regional home prices,
            unemployment rates, loss severities, etc.

- We note under your prior internal method you would first model all securities without assuming the benefit of any external financial guarantees and then perform a separate assessment on the guaranty. Explain how under the third-party model you adjust for the creditworthiness of financial guarantees.

- Tell us whether the third-party model and its assumptions rely on the same pool of loans that were used in your internal model.

- Revise to disclose in future filings your expected cost savings from switching to a third-party model.

Total Loss Reserves, page 79

Single-Family Loss Reserves, page 80

12.   You state that your collective single-family loss reserve model considers multiple factors such as origination year, mark-to-market LTV ratios, delinquency status, loan product type, and historical loss severity. Also, you updated your model in the fourth quarter of 2010 and second quarter of 2011 to incorporate more recent data on prepayments and modified loan performance, resulting in a $670 million decrease in the allowance in the fourth quarter of 2010 and a $1.5 billion increase in the allowance during the second quarter of 2011. Please address the following:

- Tell us how you obtain *current* loan data, like historical losses and prepayments, from a servicer. In addition, state whether there is a lag in the receipt of the data and the report date and how you consider this lag in your allowance for loan loss calculation.

- Tell us how frequently you update your allowance for loan loss models to incorporate recent data provided by a servicer, such as prepayments.

- Tell us and consider disclosing in future filings the look-back period you use to develop your loss severity estimates and other key inputs to your allowance for loan loss model. Identify any changes to these look-back periods that were implemented during the past three years.

13.   Tell us in more detail about the change you made during the fourth quarter of 2010 to revise your methodology to take into account trends in management actions before cash collections, which resulted in a $1.1 billion increase in the allowance. As part of your response, please clarify what these new actions were; including whether they encompassed a change in the delinquent loan pools analyzed for potential repurchase requests, and the drivers of the change in actions. Additionally, please contrast these trends in management actions with the agreements you entered into with sellers/servicers for loan repurchase requests, which resulted in a $700 million decrease in the allowance.

Provision for Credit Losses, page 92

14.   We note your disclosure on page 96 that your impairment model for TDRs
       includes forward-looking assumptions using multiple scenarios of the future
       economic environment including interest rates and home prices. Also, we note
       that you expect to recover the value of the restructured loan from the cash flows
       over the life of the loan. Please explain in greater detail how the forward-looking
       assumption on home prices is used in your model for TDRs when you rely on the
       expected cash flows over the life of the loan for your impairment. Clarify
       whether the impairment model that factors in home prices is for all TDRs or for
       those where re-default is expected and thus cash flows are expected upon sale of
       the collateral.

Supplemental Non-GAAP Information – Fair Value Balance Sheets, page 126

15.   We note your disclosure on page 128 that by following your loss mitigation
       strategies instead of selling the nonperforming loans at their current estimated
       market price you could realize approximately $45 billion more than the fair value
       of your nonperforming loans reported in your non-GAAP consolidated fair value
       balance sheet. Please explain how you calculated the $45 billion and include in
       your response the assumptions used in your proprietary credit valuation model.

Table 40: Risk Characteristics of Single-Family Conventional Business Volume and
Guaranty Book of Business, page 155

16.   We note your table that includes certain risk characteristics of the single-family
       loan portfolio. Please revise to disclose whether the FICO credit scores presented
       are at loan origination or a more current period.   If the FICO scores are at
       origination, but you have more current information available please revise this
       table in future filings to present the updated FICO score.

17.   We note from table 40 that you have interest-only loans (both fixed-rate and
       adjustable-rate), which normally have initial periods where the borrower pays
       only interest until a specified date when both principal and interest payments are
       required. Additionally, we note that you have negative amortizing adjustable rate
       mortgages. Please tell us and revise to disclose in future filings interest-only and
       negative amortizing ARM loans, by year of reset. Also, tell us and revise to
       disclose whether the default and delinquency statistics for those loans that have
       reset features and are amortizing show a different trend than those that are still in
       the interest-only period.

Credit Profile Summary, page 157

18.   We note your definition on page 158 of subprime and Alt-A loans. Also, we note
       that there are loans excluded from these definitions even though the other loans
       have features that are similar to Alt-A and subprime loans. In light of the fact that

there is no universally accepted definition of subprime or Alt-A and therefore classification of such loans may differ from those used by other companies, please tell us why you have elected to base your definition on how other companies define the collateral, or based on the type of lending the seller specializes in. In this regard, tell us why you have not identified your own definition of subprime and Alt-A and then classified all of the collateral consistently. As part of your response, please tell us whether you are provided with all of the information in order to be able to classify the amounts consistently. Additionally, to the extent reasonably known, disclose the amount of loans in your portfolio for the last three years that have some of these features even if you have not classified them as Alt-A or subprime. For example, disclose the amount of no documentation loans that you purchased and guaranteed during the past three fiscal years and the amount outstanding in your portfolio as of period end.

Problem Loan Management, page 159

19.   We note your disclosure that the existence of a second lien may limit your ability to provide borrowers with loan workout options. Please tell us whether you perform routine checks or are notified when a second lien exists on the underlying property of loans in your portfolio. If so, please disclose the percentage of your portfolio that includes a second lien and the amount that are classified as seriously delinquent. Additionally, clarify whether you are required to contact the second lien holder to get approval prior to performing a modification on the senior lien.

REO Management, page 166

20.   We note your disclosure that you have seen an increase in the percentage of properties that you are unable to market for sale in 2010 compared with 2009. Please revise future filings to disclose the percentage of your REO at year-end that you are unable to market for sale.

Table 49: Multifamily Concentration Analysis, page 169

21.   We note your disclosure on page 170 that small balance non-DUS loans represent a higher share of delinquencies; however, these are generally covered by loss sharing arrangements. Please revise future filings to provide disclosures for non-DUS lenders similar to those presented on page 168 for the typical loss sharing arrangements with DUS lenders. Also, revise to disclose a separate breakout of DUS and non-DUS loans by type or form of loss sharing arrangement. Finally, clarify your disclosures on page 178 when you discuss your lenders with risk sharing to make it clearer whether you are referring to DUS or non-DUS loans.

Mortgage Seller/Servicers, page 172

22.   We note that you do not have your own servicing function so your servicers play a significant role in your homeownership assistance programs, negotiation of

workouts of troubled loans, and loss mitigation activities. Also, you take steps to mitigate your risk to servicers with whom you have material counterparty exposure including through the guaranty of obligations by a higher-rated entity, reduction or elimination of exposures, reduction or elimination of certain business activities, transfer of exposures to third parties, receipt of additional collateral and suspension or termination of the servicing relationship. Given your reliance on mortgage servicers and a recent news article in the Wall Street Journal on August 9, 2011 referring to your purchase of mortgage servicing rights (MSRs) from Bank of America for 400,000 loans with an unpaid principal balance of $73 billion, please address the following:

- Describe the terms of the MSRs agreement with Bank of America and your business reasons for the transaction. Also, tell us the impact this transaction has on your concentration with Bank of America and its affiliates as your largest mortgage servicer that serviced approximately 26% of your single-family guaranty book at December 31, 2010.

- Tell us whether you intend to purchase additional servicing rights from Bank of America or other financial institutions in the foreseeable future.

- Explain how the MSRs purchased were selected and the valuation method and amount recorded at the acquisition date.

- Tell us whether you intend to sell or have already sold these MSRs and the purchase price on the date of sale.

- Tell us whether you have a continuing involvement with the underlying loans of these MSRs. In your response address whether you guarantee these loans and how the transaction impacted your right to require the seller/service to repurchase the underlying loans or reimburse you for losses under certain circumstances like mortgage insurance rescission.

Mortgage Insurers, page 173

23.   We note your disclosure on page 176 that you negotiated the cancellation and restructuring of some of your mortgage insurance coverage in exchange for a fee. In order to provide context for the reader to understand the extent of the impact that these cancellations and restructurings had on your coverage, please revise future filings to provide quantification of the amount of mortgage loans that insurance coverage was cancelled and restructured, and the impact on the potential loss recovery. In your response also include a discussion of the key terms restructured, the mortgage insurer(s) the agreements were negotiated with, including who initiated the negotiations to cancel the coverage, and whether the coverage cancelled and restructured was primary or pool insurance.

24.   We note that some mortgage insurers have disclosed agreements with certain lenders whereby they agree to waive certain rights to investigate claims for significant product segments of the insured loans for that particular lender, and in return receive some compensation. Please provide us with a draft risk factor to be included in future filings that discusses the risks such arrangements would pose to you, including the risk you may not independently uncover loan defects and require lender repurchase for loans that otherwise would have resulted in mortgage insurance rescission, and the risk that such activity could result in negative financial impacts on your mortgage insurers' ability to pay in some economic scenarios. Also, please tell us on a supplemental basis the identity of the servicers that have entered into such arrangements. Your disclosure also states that you have required your top mortgage insurance counterparties to notify you promptly of such agreements to the extent that they are entered into. Please tell us whether your notification requirement was just effective on a prospective basis, or also retrospective. Also, please clarify whether you believe you need to obtain additional resources in order to conduct the additional independent review process you now need to perform in light of these agreements.

Custodial Depository Institutions, page 179

25.   Please revise future filings to disclose the amount and percentage of borrower payment remittances that are uninsured.

Item 11. Executive Compensation

Compensation Discussion and Analysis

2010 Corporate Performance Goals and Assessment…, page 213

26.   It appears that you have not disclosed the specific targets and/or actual results for certain performance measures. Please tell us what the targets and results were for each of the performance measures and confirm that you will include them in future filings. To the extent you have not disclosed that information because you believe such disclosure would cause competitive harm, please provide us with a detailed analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the goals and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance. We also note that you have not discussed how difficult it will be to achieve the performance metrics that are not disclosed. Tell us why that information is not included if you are relying on Instruction 4 to Item 402(b) of Regulation S-K.

27.   We note that for the corporate subgoal of providing single-family liquidity your
        Board of Directors established a target of 33% market share of new single-family
        mortgage-related securities issuances in 2010. We note your disclosure on page
        213 that you "significantly" exceeded that target with a 44% market share. We
        also note that your market share of new single-family mortgage-related securities
        issuances equaled 46% in 2009 and 45% in 2008. Please describe the factors your
        Board of Directors considered in establishing that corporate performance target at
        a level significantly lower than your actual performance in the prior two fiscal
        years. In addition, on page 210 you state that your "executive compensation
        program is intended to drive a pay for performance environment…" and on page
        208 you state that a "key objective of [your] compensation program is to tie pay
        to performance." Please describe how the 33% market share target accomplishes
        those objectives.

Item 15. Exhibits, Financial Statement Schedules

28.   Please tell us why you have not filed the December 31, 2010 agreement you
        entered into with Bank of America, N.A. and affiliates to address outstanding
        repurchase requests for residential mortgage loans.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-8

Cash and Cash Equivalents and Statements of Cash Flows, page F-17

29.   We note your disclosure that "Other, net" in the operating activities section of the
        statements of cash flows contains a $6.6 billion adjustment to increase net cash
        used in operating activities due to some servicer and consolidation related
        transactions that were not appropriately reflected in your condensed consolidated
        statements of cash flows for the three, six and nine month periods ended March
        31, June 30, and September 30, 2010. Please tell us in more detail the nature of
        the errors that lead to these adjustments to the statements of cash flows and clarify
        why they are reflected as part of "Other". Also, given the large balance of "Other,
        net" in the operating section of the statements of cash flows (representing 26% of
        operating cash flows, even after the error is excluded), please tell us the nature of
        the remaining items included within this balance.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements
to Repurchase, page F-18

30.   We note your accounting policy disclosure for repurchase agreements on page F-
        18 where you state that for those transactions that do not meet all of the
        conditions of a secured financing you account for the transaction as a purchase or
        sale. We also note your disclosure on page F-16 that you enter into repurchase
        agreements, including dollar roll transactions, which you account for as secured

borrowings. Please tell us, and revise future filings to disclose, whether you have accounted for any of these transactions during 2008, 2009, 2010, and first half of 2011 as sales for accounting purposes in your financial statements and if so, provide the accounting analysis supporting your conclusion. Additionally, for those repurchase agreements accounted for as sales, please quantify the amount qualifying for sales accounting at each quarterly balance sheet date for each of the past two years as well as the average amount of repurchase agreements qualifying for sales accounting as of December 31, 2010 and 2009.

Nonaccrual Loans, page F-20

31.   We note your nonaccrual loan policy where you state you discontinue accruing interest on single-family and multifamily loans when you believe collectability of principal or interest is not reasonably assured. Also, we note that when you have doubt regarding the ultimate collectability of the remaining recorded investment you apply any payment received to reduce the principal and that you return a loan to accrual status when the collectability of principal and interest is reasonably assured. Please revise your disclosure in future filings to expand upon the factors you consider in concluding that the collectability of principal or interest is not reasonably assured and when you have doubt regarding the ultimate collectability of the remaining recorded investment. Additionally, disclose how you determine that collectability is reasonably assured in order to return a nonaccrual loan to accrual status. Specifically, disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status. Refer to ASC 310-10-50-6(a) to (c).

Restructured Loans, page F-21

32.   We note your disclosure that you may make loan modifications that are not considered TDRs, which you then evaluate to determine whether the modification is more than minor in order to determine whether the loan should be accounted for as an extinguishment of the previously issued loan and the recognition of a new loan. Please tell us the amount of loan modifications which are not deemed to be TDRs but are accounted for as extinguishments of the previously issued loan, and describe the common types of scenarios where this accounting is applied.

Multifamily Loans, page F-24

33.   We note you identify multifamily loans for evaluation for impairment through a credit risk classification process and individually assign them a risk rating. Also, we note that the credit risk ratings are based on the relevant observable data about a borrower's ability to pay, including LTVs and debt service coverage ratio, and each rating is assigned certain default and severity factors that determine the allowance for multifamily loans. Please address the following:

- Tell us and revise to disclose a description of the credit risk classification process and the risk rating scale;

- Tell us and revise to disclose the risk ratings that require a multifamily loan to be evaluated for impairment; and

- Explain how you determined that the credit risk ratings did not meet the definition of a credit quality indicator for the multifamily segment. Refer to ASC 310-10 for the definition of a credit quality indicator.

Note 2. Adoption of the New Accounting Standards on the Transfers of Financial Assets and Consolidation of Variable Interest Entities, page F-36

34.   We note your disclosure here that you consolidated the "substantial majority" of your single-class securitization trusts upon adoption of the new accounting standards on the transfer of financial assets and consolidation of VIEs. Please tell us and revise future filings to describe in more detail the key differences in the nature/amount of the variable interests held, or the powers you have and how they were obtained, which resulted in the consolidation of only certain of your single-class securitization trusts.

Note 4. Mortgage Loans, page F-50

35.   We note that as of December 31, 2010 your loans on nonaccrual status were $170.4 billion and your impaired loans were $148.0 billion. TDRs on non-accrual status and included in both classifications were $72.5 billion and accruing TDRs, which are only included in impaired loans, were $58.1 billion. We note from your nonaccrual accounting policy disclosure on page F-20 that nonaccrual loans are loans that you believe collectability of principal or interest is not reasonably assured unless the loan is well secured and in the process of collection. Considering that this definition is similar to your definition for impaired loans disclosed on pages F-23 and F-24 and in ASC 310-10-35-16, please reconcile for us the difference between nonaccrual loans and impaired loans.

Credit Quality Indicators, page F-59

36.   We note your credit quality indicators for multifamily loans are LTV ratios and debt service coverage ratios as of the origination date. We note your disclosure on page 168 that you monitor the performance and risk of your multifamily loans and the underlying properties on an ongoing basis throughout the life of the investment at the loan, property, and portfolio level. We also note your disclosure on page F-113 that you generally require servicers to submit periodic property operating information and condition reviews, which allow you to monitor the performance of individual loans and to help you evaluate the credit quality of your portfolio and to identify potential problem loans. Please tell us whether you

review current LTV ratios and debt service coverage ratios as part of your ongoing monitoring of the multifamily segment, or some other credit quality indicator that is updated on a current basis. If so, please revise your multifamily credit quality indicators disclosure to include the most current LTV ratio and debt service coverage ratio, too.

Note 20. Commitments and Contingencies, page F-134

37.   We note that for the vast majority of litigation matters discussed here you have not provided any discussion of the possible loss or range of possible loss, which appears unusual given the different stages of each of the litigation matters discussed. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim, such as details regarding the total amount of damages claimed when known.

Form 10-Q for Quarterly Period Ended June 30, 2011

Total Loss Reserves, page 21

38.   We note your disclosure here that you updated your estimate of the reserve for guaranty losses related to private-label mortgage-related securities that you have guaranteed during second quarter of 2011. You state that you increased your focus on earlier stage delinquency as a driver of foreclosures in order to reflect changes to the foreclosure environment and the result was an increase of the reserve by $700 million, from $323 million at December 31, 2010. Also, we note the disclosures beginning on page 13 under "Foreclosure Delays and Changes in the Foreclosure Environment" and that the significant delays in foreclosures started in 2010. Please explain to us in greater detail how you changed your methodology to focus on earlier stage delinquencies by comparing and contrasting the two methods used at December 31, 2010 versus June 30, 2011. Additionally, in light of all of the steps you and your servicers are taking to avoid foreclosures, please tell us why earlier stage delinquency is a driver of foreclosure that necessitated such a large increase in the reserve.

Provision for Credit Losses, page 28

39.   We note your disclosure on page 33 that a greater portion of your loss reserve for individually impaired loans was based on the fair value of the underlying collateral as of June 30, 2011 compared to June 30, 2010. Also, we note from your fair value disclosures that for the fair value of your nonperforming loans and

foreclosed properties you have several valuation methods you can rely on including a proprietary distressed home price model, external third-party values, a derived property value estimation method, independent broker opinions, etc. Please address the following:

- Tell us and revise to disclose how you chose the different methods to use in your measurement of impairment for collateral-dependent loans and foreclosed properties. As part of your expanded disclosure, please give some context on the most common methodologies utilized.

- Clarify which methodologies result in disclosure as a non-recurring fair value measurement in your fair value footnote disclosure on page 153. For example, we note that you have classified $33.0 billion of single-family mortgage loans of Fannie Mae held for investment as a nonrecurring fair value measurement, which is substantially lower than the amount of impaired single-family loans as of June 30, 2011.

- Tell us whether an external third-party valuation for multifamily nonperforming loans is an external appraisal or another valuation. If it is another valuation, please explain the valuation and key inputs/assumptions.

- Describe your interpolation method for the fair value of loans that are one to three months delinquent and how you weight the three inputs disclosed on page 150.

- Tell us and revise to disclose how often you obtain updated third-party appraisals for your collateral dependent non-performing loans and foreclosed properties.

- Describe any adjustments you make to third-party fair value calculations, including those made as a result of outdated appraisals.

40. You state that when a TDR is executed the loan status becomes current, but the loan will continue to be classified as a nonperforming loan. Also, we note from Table 13 on page 33 that you have TDRs that are on accrual status, but classified as nonperforming loans. Given the significant increase in TDRs and modifications due to HAMP, please tell us and revise future filings to address the following:

- Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.

- For TDRs that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you continue to accrue interest, tell us and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

- To the extent you track the information, please revise future filings to disclose your success/redefault rates for each significant modification program (HAMP versus non-HAMP), highlighting any known trends for the cause of any different success rates.

The Capital Markets Group's Mortgage Portfolio, page 44

41. We note your disclosure on page 45 that you purchased $36 billion of delinquent loans out of your single-family MBS trusts in the first half of 2011 and that $6.1 billion of delinquent loans remained in the trusts. You also state on page 45 that in July 2011, you purchased $5.1 billion of delinquent loans from your single-family MBS trusts. We also note your disclosure that you consider the following in your decision to purchase delinquent loans from the trusts: market conditions, economic benefit, servicer capacity, and other constraints, including the limit on mortgage assets that we may own pursuant to the senior preferred stock purchase agreement. In an effort for us to fully understand your decision making process for these delinquent loans, please clarify whether you have made any changes regarding your decision to purchase all the delinquent loans from the trust, or whether the time delay in purchasing the delinquent loans as of June 30, 2011 is consistent with your historical approach.

Credit Profile Summary, page 70

42. We note your disclosure that refinanced loans, including Refi Plus loans, comprised 77% of your single-family acquisitions in the first half of 2011. Also, the Refi Plus loans have LTV ratios as high as 125% and in some cases lower FICO credit scores than you require, and you do not require primary mortgage insurance or other credit enhancements for the amount in excess of 80% LTV at the time the Refi Plus loans are entered into as is typically required under your charter. Given the high volume of refinance activity in the past two years and the fact that Refi Plus program will continue through June 2012, please tell us and revise to disclose delinquency statistics for refinanced loans and segregate the statistics by Refi Plus loans and other refinance loans with LTVs below 100%.

Loan Workout Metrics, page 74

43. We note your disclosure on page 75 that both HAMP and non-HAMP modifications now go through a trial period, which initially lowers the number of modifications that become permanent in any particular period. Also, we note that effective June 1, 2010, a full verification of a borrower's eligibility must be completed by a servicer prior to offering a HAMP trial period plan. Please address the following:

- Tell us the weighted-average life the borrower remains in the trial period for HAMP and non-HAMP modifications;

- Tell us and revise to disclose the maximum duration that a loan can continue in a modification trial period before it is cancelled; and

- Even though the ultimate completion rate for HAMP and non-HAMP modification programs are uncertain, given the time period since the HAMP program has started and the changes made to the program in June 2010, please tell us whether you are now able to disclose the current percentage of loans that entered the HAMP trial period to date that have completed a permanent modification. Additionally, to the extent possible, please also provide the same disclosure for your non-HAMP modification programs.

Mortgage Seller/Servicers, page 81

44. We note your disclosures on your mortgage repurchase requests to seller/servicers and the risk that if the seller/servicer counterparties fail to fulfill repurchase obligations you could have a significant increase in your credit losses. Also, we note that mortgage insurance rescissions are one reason that you could request a mortgage repurchase from the seller/servicer. Please address the following:

- Tell us and disclose your credit exposure to seller/servicers who have previously failed to fully perform their repurchase obligations due to lack of financial capacity and how you consider their failure in the allowance for loan losses calculation.

- Tell us and disclose whether all outstanding mortgage insurance-related repurchase demands as of April 30, 2011 were resolved by September 30, 2011 and what additional remedies you have for those not resolved.

- Revise to disclose whether there is a concentration in the type of repurchase requests or particular counterparties that have been outstanding more than 120 days.

- Describe further the financial consequences or stated remedies that you have if a lender fails to meet your repurchase requirements.

Mortgage Insurers, page 82

45. We note your process for a mortgage insurance claim and that if a mortgage insurer rescinds insurance coverage the initial receivable becomes due from the mortgage seller/servicer. Also, we note that you have a valuation allowance

recorded for mortgage insurance claims for defaulted loans that you have not yet received. Please address the following:

- Tell us and revise to disclose the average percentage of mortgage insurance claims rejected separately between primary mortgage insurance and pool insurance;

- Tell us whether the mortgage insurer can still rescind once a loan goes into foreclosure; and

- Tell us the main reasons that your mortgage insurance claims have been denied and whether any relate to a delay in the foreclosure process.

Financial Guarantors, page 85

46. We note that you are the beneficiary of financial guarantees primarily on your private-label mortgage-related securities and mortgage revenue bonds and that the financial guarantees are considered in your impairment analysis. Also, we note that Ambac Assurance Corporation has failed to repay you for claims under guaranty contracts and you believe one or more of your financial guarantor counterparties will not be able to fully meet their obligation in the future. Please revise future filings to disclose the amount of securities by security type (Alt-A, subprime, etc) covered by financial guarantee, and discuss the credit quality of each guarantor. Separately quantify your exposure to Ambac and the other counterparties you believe may not be able to meet their obligations to you. Also, tell us the impact the financial guarantees had on your impairment analysis for available-for-sale securities at June 30, 2011.

Notes to Consolidated Financial Statements, page 96

Note 3. Mortgage Loans, page 107

47. We note your recorded investments in loans over 90 days delinquent and accruing interest and nonaccrual loans presented here are different from the amounts included in Table 13 on page 33. Please reconcile the difference between these recorded investments both at June 30, 2011 and December 31, 2010 and revise future filings to present consistent amounts or provide disclosure highlighting the differences in the calculation. Also, reconcile the difference between the nonperforming loans balance reported in Table 5 on page 12 with the amount presented in Table 13 on page 33.

Note 4. Allowance for Loan Losses, page 112

48. We note your roll forwards of the allowance for loan losses separated between "Of Fannie Mae" and "Of Consolidated Trusts." Please respond to the following:

- In light of the fact that you purchase delinquent loans out of the trusts after they are four months past due, please tell us and expand your footnote disclosures to discuss why the "Of Consolidated Trusts" has a balance for charge-offs, as well as a balance for recoveries.

- Please provide further clarification on what the "net reclassifications" line item represents and why it doesn't offset to zero between the two columns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director